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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 11, 2007

Little Squaw Gold Mining Company

(Exact Name of Registrant as Specified in its Charter)

Alaska	**001-06412**	**91-0742812**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	**99203-1650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 624-5831

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 8.01 Other Events

Little Squaw Gold Mining Company ("Little Squaw" or "the Company") exposed high-grade gold mineralization during an excavator trenching program on the Pallasgreen prospect on the Company's wholly owned Chandalar, Alaska, mining property. The trench cut a 30-foot-wide structure that assays 11.43 ppm (parts per million) gold, or 0.333 ounces gold per short ton.

For more information please see the press release attached as exhibit 99.1

Item 9.01   Financial Statements and Exhibits.

   (d) Exhibits

   Exhibit 99.1 September 11, 2007 Press Release

SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Little Squaw Gold Mining Company
(Registrant)

Dated: September 12, 2007   By: /s/ Ted R. Sharp

Ted R. Sharp
Chief Financial Officer

Exhibit 99.1

PRESS RELEASE 11-07



Little Squaw Cuts High-Grade Gold in Chandalar Trenching

Spokane WA – September 11, 2007 - Little Squaw Gold Mining Company (LITS:OTC.BB — $0.91) ("Little Squaw" or "the Company") exposed high-grade gold mineralization during an excavator trenching program on the Pallasgreen prospect on the Company's wholly owned Chandalar, Alaska, mining property. **The trench cut a 30-foot-wide structure that assays 11.43 ppm (parts per million) gold, or 0.333 ounces gold per short ton.**

Thirty feet represents the approximate true width of the Pallasgreen structure. Continuous five-foot-long rock-chip samples were taken across the structure at a depth of about ten feet by an independent professional geologist. The 11.43 ppm gold represents the weighted average of the sample results, which is skewed by one five-foot sample assaying 59.2 ppm (1.727 ounces gold per short ton). The structure is composed of a strong fault zone in schist containing clay fault gouge, several sulfide-bearing quartz veins, and breccia composed of iron-stained quartz shards embayed in limonite.

Geologic mapping with magnetic and soil sample surveys show the mineralization to be at least 400 feet long within a structure potentially a mile or more in length. This discovery lies within a large grassy meadow underlain by frozen soil (permafrost). Two additional trenches were attempted to cut strike extensions of the structure, and will be completed once the permafrost thaws.

The Pallasgreen prospect is only one of more than thirty-five gold prospects on the Company's 23-square-mile claim block. Several of these prospects are the source of the gold in the promising placer gold deposit the Company is currently drilling on Little Squaw Creek (see the Company's press releases of August 23 and September 10, 2007). In conjunction with the drilling, the Company has been engaged in an extensive trenching program using its own excavator to sample many of these gold showings. Some of the trenching is designed to explore for disseminated, bulk-tonnage-style mineralization that may be associated with the big structures. Forty-one trenches aggregating approximately one mile in length were dug with more than 500 rock-chip channel samples collected.

Rodney Blakestad, Vice President Exploration of Little Squaw said: *"The Pallasgreen samples are among the first trenching assay returns, and we are delighted that they identify a marvelous future drilling target for us."*

Rodney Blakestad and Richard Walters, President of Little Squaw Gold Mining Company, are responsible for this news release. For additional information regarding Little Squaw Gold Mining, contact Susan Schenk, Manager of Investor Relations, by telephone at (509) 535-6156, or by e-mail at ir@littlesquawgold.com. Little Squaw maintains a comprehensive Web site at www.littlesquawgold.com.